Exhibit (a)(5)(E)

ALLERGAN, INC. ANNOUNCES EXPIRATION OF TENDER OFFER FOR ALL

OUTSTANDING SHARES OF MAP PHARMACEUTICALS, INC. AND INTENT TO

EXERCISE TOP-UP OPTION TO EFFECT A SHORT-FORM MERGER

March 1, 2013 (Irvine, CA) — Allergan, Inc. (NYSE: AGN) (“Allergan”) today announced the expiration of the tender offer (the “Offer”) initiated by its wholly-owned subsidiary, Groundhog Acquisition, Inc. (“Purchaser”), on January 31, 2013 to purchase all of the outstanding shares of common stock of MAP Pharmaceuticals, Inc. (NASDAQ: MAPP) (“MAP”) for $25.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, as set forth in the Tender Offer Statement on Schedule TO filed by Purchaser and Allergan with the U.S. Securities and Exchange Commission on January 31, 2013. The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on the night of February 28, 2013.

According to the final report of the depository for the Offer, as of the expiration of the Offer, a total of 30,500,220 shares of MAP common stock (including approximately 2,717,161 shares subject to guarantees of delivery) were validly tendered and not properly withdrawn prior to the expiration of the Offer, which represent approximately 85.5% of all outstanding shares of MAP common stock and approximately 75.1% of all outstanding shares of MAP common stock on a fully diluted basis. The aggregate number of shares of MAP common stock validly tendered and not properly withdrawn pursuant to the Offer satisfies the condition to the Offer that at least a majority of the outstanding shares of MAP common stock (on a fully diluted basis) be validly tendered and not properly withdrawn prior to the expiration of the Offer. Accordingly, Purchaser has accepted for payment and will promptly pay for all such tendered shares in accordance with the terms of the Offer.

Pursuant to the Agreement and Plan of Merger, dated as of January 22, 2013, by and among Allergan, Purchaser and MAP (the “Merger Agreement”), following consummation of the Offer, Allergan and Purchaser intend to promptly effect a “short-form” merger of Purchaser with and into MAP under Delaware law (the “Merger”), with MAP continuing as the surviving corporation and a wholly-owned subsidiary of Allergan. In order to obtain a sufficient number of shares of MAP common stock to accomplish the Merger pursuant to the “short-form” merger procedures under Delaware law, Purchaser intends to exercise the “top-up” option granted to it by MAP under the Merger Agreement (the “Top-Up Option”). The Top-Up Option entitles Purchaser to purchase from MAP newly issued shares of MAP common stock in an amount equal to the lowest number of shares that, when added to the number of shares owned by Allergan and Purchaser at the time of the exercise of the Top-Up Option, will constitute one share more than 90% of the number of shares of MAP common stock then outstanding (after giving effect to the issuance of such shares).

At the effective time of the Merger, any shares of MAP common stock not purchased in the Offer, other than shares held by Allergan, Purchaser, MAP or any of its wholly-owned subsidiaries, and any shares held by any MAP stockholders who validly exercise their appraisal rights in connection with the Merger, will be converted into the right to receive the same cash price per share paid in the Offer ($25.00 per share), without interest and less any applicable withholding taxes. Following the Merger, Allergan intends to cause MAP’s common stock to be delisted from the NASDAQ Global Select Market.

About Allergan, Inc.

Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover the best of science and develop and deliver innovative and meaningful treatments to help people reach their life’s potential. Today, we have approximately 10,800 highly dedicated and talented employees, global marketing and sales capabilities with a presence in more than 100 countries, a rich and ever-evolving portfolio of pharmaceuticals, biologics, medical devices and over-the-counter consumer products, and state-of-the-art resources in R&D, manufacturing and safety surveillance that help millions of patients see more clearly, move more freely and express themselves more fully. From our beginnings as an eye care company to our focus today on several medical specialties, including eye care, neurosciences, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention and urologics, Allergan is proud to celebrate more than 60 years of medical advances and proud to support the patients and physicians who rely on our products and the employees and communities in which we live and work. For more information regarding Allergan, go to: www.allergan.com.

Contact Information:

D.F. King & Co., Inc.	(212) 269-5550 or (800) 347-4750
Allergan Investor Relations	(714) 246-4636
Media Inquiries (Bonnie Jacobs)	(714) 246-5134

Forward-Looking Statements

This press release contains “forward-looking statements,” relating to the acquisition of MAP by Allergan. All statements other than historical facts included in this press release, including, but not limited to, statements regarding the timing and closing of the merger transaction, exercise of the Top-Up Option and the delisting of the MAP common stock from the NASDAQ Global Select Market, and any assumptions underlying the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual events or results could vary materially from Allergan’s expectations and projections. Risks and uncertainties include, among other things, the ability to effect the transactions on a timely basis or at all, as well as other cautionary statements contained elsewhere herein and in the companies’ periodic reports filed with the SEC including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. Additional information about Allergan is available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling (714) 246-4636. Additional information about MAP is available at www.mappharma.com.

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